KEVIN W. DONNELLY
VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
e-mail: Donnelly@nortek-inc.com
April 15, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Nortek, Inc. Registration Statement on Form 10 filed on April 15, 2010
Ladies and Gentlemen:
     Nortek, Inc. (the “Company”) is filing herewith a Registration Statement on Form 10 (the “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement relates to the Common Stock, par value $0.01 per share, of the Company, which the Company intends to list on the New York Stock Exchange.
     The Company would be pleased to furnish courtesy copies of the Registration Statement to the Commission upon request.
     Please contact the undersigned via phone at (401) 751-1600 or fax at (401) 751-4610 or Andrew J. Terry, Esq. of Ropes & Gray LLP, counsel to the Company, via phone at (312) 845-1265 or fax at (312) 845-5501 with any comments or questions regarding the Registration Statement.
Very truly yours,
/s/ Kevin W. Donnelly
Kevin W. Donnelly, Esq.
Vice President, General Counsel and Secretary

Cc:	Andrew J. Terry, Esq., Ropes & Gray LLP John B. Ayer, Esq., Ropes & Gray LLP
NORTEK, INC. 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903-2360 401-751-1600 FAX 401-751-4610